[Reference Translation]

June 17, 2014

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION

Name and Title of Representative:

Akio Toyoda, President

(Code Number: 7203

Securities exchanges throughout Japan)

Name and Title of Contact Person:

Hiroshi Nishida, Project General Manager,

Accounting Division

(Telephone Number: 0565-28-2121)

Notice Concerning the Determination of Matters Relating to

the Repurchase of Shares of our Common Stock

(Repurchase of Shares under our Articles of Incorporation pursuant to Article 165, Paragraph 2 of the Corporation Law of Japan)

We hereby inform you that Toyota Motor Corporation (“TMC”) resolved at a meeting of the board of directors held on June 17, 2014 to repurchase shares of our common stock pursuant to Article 156 of the Corporation Law of Japan (the “Corporation Law”) as applied pursuant to Article 165, Paragraph 3 of the Corporation Law.

1.	Reason for repurchasing shares

To avoid the dilution of our shares triggered by the disposition of treasury stock, which was resolved, subject to the approval at the ordinary general shareholders’ meeting in June 2014, at the meeting of our board of directors held on March 26, 2014 (the delegation to our board of directors of the power to decide the terms of such disposition was approved, pursuant to Articles 199 and 200 of the Corporation Law, at the ordinary general shareholders’ meeting held on June 17, 2014), and to effect capital efficiency and an agile capital policy in view of the management environment.

2.	Details of matters relating to repurchase

(1) Kind of stock to be repurchased	Common stock of TMC

(2) Total number of shares to be repurchased	 20 million shares (maximum)
(Represents 0.63% of the total number of issued shares (excluding treasury stock))
‚ 20 million shares (maximum)
(Represents 0.63% of the total number of issued shares (excluding treasury stock))
ƒ 20 million shares (maximum)
(Represents 0.63% of the total number of issued shares (excluding treasury stock))

(3) Total purchase price for repurchase of shares	 120 billion JPY (maximum)
‚ 120 billion JPY (maximum)
ƒ 120 billion JPY (maximum)

(4) Method of acquisition	 Discretionary trading by a securities company
‚ Market purchase through a trust bank
ƒ Market purchase through a trust bank

(5) Period of repurchase	 From July 1, 2014 to August 29, 2014
‚ From September 10, 2014 to October 31, 2014
ƒ From November 10, 2014 to December 22, 2014

(Reference) Number of treasury stock as of May 31, 2014

Total number of issued shares (excluding treasury stock):	3,447,997,492 shares
Number of treasury stock:	278,190,670 shares